UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42450

Zhengye Biotechnology Holding Limited

No. 1 Lianmeng Road, Jilin Economic & Technical Development Zone

Jilin City, Jilin Province, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

 Results of Zhengye Biotechnology Holding Limited’s Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders (the “Meeting”) of Zhengye Biotechnology Holding Limited (the “Company”) was held at No. 1 Lianmeng Road, Jilin Economic & Technical Development Zone Jilin City, Jilin Province, China, on March 24, 2026, at 8:00 a.m. ET, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/ZYBT2026.

At the close of business on February 12, 2026, the record date for the determination of shareholders entitled to vote at the Meeting, there were 47,391,376ordinary shares (the “Ordinary Shares”) outstanding, each share being entitled to one (1) vote, constituting all of the outstanding voting securities of the Company. At the Meeting, the holders of 43,133,362 Ordinary Shares of the Company, representing 43,133,362 votes, were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	An ordinary resolution to approve the election of two director candidates;

2.	An ordinary resolution to approve the re-election of certain current directors;

3.	An ordinary resolution to approve the share reclassification;

4.	An ordinary resolution to approve the share consolidation; and

5.	A special resolution to approve the adoption of the new memorandum and articles of association of the Company.

The results of the vote at the Meeting for the resolutions were as follows:

*	For	Against	Abstain
No. 1	43,092,532	24,730	16,100
No. 2	43,090,399	26,743	16,220
No. 3	43,023,158	90,024	20,180
No. 4	43,088,491	44,771	100
No. 5	43,025,957	91,275	16,130

*	The numbers in this column correspond to the resolutions enumerated in the third paragraph of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 24, 2026

Zhengye Biotechnology Holding Limited

By:	/s/ Songlin Song
Name:	Songlin Song
Title:	Chief Executive Officer

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